Filed by Documentum, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: eRoom Documentum Commission File No.: 000-27358

FOR IMMEDIATE RELEASE	October 3, 2002

Documentum Public Relations Contact: Bonnie Harris B3 Communications (415) 332-5816 bharris@b3communications.com	eRoom Public Relations Contact: Pam Sullivan eRoom Technology 617-497-6300 psullivan@eroom.com
Documentum Investor Relations Contact:
Janet Scott Documentum (925) 600-6474 jscott@documentum.com

DOCUMENTUM TO ACQUIRE EROOM TECHNOLOGY, INC.

Brings Together Leaders in Enterprise Content Management
and Extended Enterprise Collaboration

PLEASANTON, Calif. — October 3, 2002 — Documentum (Nasdaq: DCTM), the leading provider of enterprise content management (ECM), today announced an agreement to acquire privately held eRoom Technology, Inc. In the acquisition, Documentum will issue approximately 7.7 million shares of its common stock and pay approximately $12.6 million in cash for all of the outstanding shares of eRoom’s capital stock, based upon eRoom’s current capitalization. In addition, Documentum will reserve approximately 1.7 million shares of its common stock for issuance upon exercise of eRoom stock options being assumed in the acquisition. Based in Cambridge, Massachusetts, eRoom is widely recognized for providing market-leading, award-winning products and services for extended enterprise collaboration. The acquisition is expected to close in December 2002, subject to customary closing conditions.

Market Demand Drives Acquisition
In July 2002, Documentum announced plans to deliver the Documentum Collaboration Edition, an offering designed to meet growing customer and partner requirements for collaborative ECM. At the same time, eRoom was building an integration with the Documentum platform, in response to similar customer and partner demand. Both companies recognized the power of a combined offering and decided to join forces to take advantage of new market opportunities and accelerate delivery of a fully integrated collaborative ECM offering.

“By incorporating eRoom’s technology with the Documentum ECM platform, we plan to deliver an enterprise content management offering that meets additional needs of our customers,” said Dave DeWalt, president and CEO of Documentum. “We believe that an eRoom and Documentum combination will be a strong one. Both companies have outstanding products, talented employees, strong customer rosters and complementary partner relationships. Joining forces positions us to better address new markets, offers substantial cross- and up-sell opportunities and adds more sales channels.”

“eRoom is an established leader in the extended enterprise collaboration market, and with Documentum we plan to expand our strong market presence,” said Jeffrey Beir, president and CEO of eRoom. “We believe that together eRoom and Documentum will offer our target markets a compelling combination of collaboration and content management, a requirement we are hearing consistently from customers and prospects.”

The joint Documentum and eRoom solution will offer a broadened spectrum of structured, ad hoc, real time and anytime collaboration functions, integrated with Documentum’s powerful ECM platform. With the combination of Documentum and eRoom technologies, customers will have access to tools for content-centric and collaboration-centric applications, each supported, leveraged and extended by the other. Project teams will be able to work together in virtual workspaces, jointly creating content, collaborating on issues and managing schedules and resources. Relevant content, team collaboration and related activities can then be captured, stored, later referenced and integrated with other enterprise content and processes.

Together, eRoom and Documentum plan to deliver the first fully integrated ECM foundation for collaborative content applications. Current eRoom customers would be able to add advanced content management capabilities to collaborative interactions, and Documentum customers would be able to collaborate as they create, manage, distribute and archive content. Customers would be able to improve individual and team productivity, share and leverage best practices and productively use and re-use corporate content assets, with a single ECM platform, supported by one vendor, Documentum.

Product Availability
Following completion of the transaction, Documentum will sell the eRoom products and the ECM platform, through the combined sales channels. Documentum plans to further integrate eRoom’s technology with the Documentum ECM platform, enabling extensive collaboration capabilities to be part of all content-rich applications that are based on Documentum.

About eRoom Technology
eRoom Technology is a leading provider of extended enterprise collaboration software and services that enable organizations to work more closely with their customers, suppliers, and business partners. The eRoom® digital workplace brings together the work, the tools and the team, enabling organizations to manage the collaborative activities that support their complex and rapidly changing business projects and processes. Customers use eRoom digital workplaces to help get products to market faster, drive down production costs, enhance customer relationships, and improve the work products that drive their businesses. The eRoom solution is used by more than 1,000 companies, including, Airbus, A.T. Kearney, Aventis Pharma, BIC, Bausch & Lomb, Compaq, Deloitte Consulting, EDS, Flextronics, Ford Motor Company, Hewlett-Packard, Ketchum, Mercer Human Resource Consulting, Siemens, Solectron, and Sony. More information about eRoom Technology and its product offerings can be found at www.eroom.com.

About Documentum
Documentum is the industry’s leading enterprise content management provider, automating the production, exchange and personalization of all types of content, making it easier for the Global 2000 to gain competitive advantage by connecting employees, business partners and customers, worldwide. Built on an Internet-scale, XML-enabled and standards-compliant platform, Documentum products manage Web content, power portals, enable collaborative commerce, and solve regulatory content challenges. Over 300 partners across all major industries, including high tech, pharmaceutical, healthcare, consulting services, government, manufacturing, financial services, automotive, retail, and consumer goods, build and implement specialized applications using Documentum’s content management infrastructure. For more information, visit Documentum on the Web at www.documentum.com.

PRESS AND ANALYST NOTE: A conference call and webcast is scheduled for today, Thursday, October 3, 2002 at 3:15 p.m. PDT (6:15 p.m. EDT). To participate in the conference call, dial (913) 981-5510 (passcode: 337746) approximately 10 minutes before the call is scheduled to begin. To participate in the live webcast (with accompanying presentation) visit the following url: http://documentumevents.webex.com

A replay of the conference call will be available today, October 3, at 6:00 p.m. PDT (9:00 p.m. EDT) by calling 719-457-0820 (passcode: 337746). The replay will be available through October 10, 2002 at 10 p.m. PDT.

In addition to historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties including statements regarding the expected closing of the acquisition of eRoom, the timing of the closing, and the expected benefits, synergies, and integration of the acquisition. The company’s future actual results could differ materially from the forward-looking statements discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, the risks that the necessary government approvals to the acquisition may be obtained, that the other closing conditions to the acquisition may not be satisfied, that the companies will not be able to integrate their products, operations and business effectively, that the companies’ customers, suppliers and employees will not support the acquisition, and the other general risks of acquisitions. These factors also include those discussed from time to time in the company’s public reports filed with the Securities and Exchange Commission, such as those under “Risk Factors” included in the company’s quarterly report on Form 10-Q for the quarter ended June 30, 2002 and its annual report on Form 10-K for the fiscal year ended December 31, 2001 (as amended on August 29, 2002) as well as the company’s other public reports filed with the Securities and Exchange Commission. The company undertakes no obligation to update or revise these forward-looking statements.

For more information on this transaction please see Documentum’s filings with the Securities and Exchange Commission, including the Form 8-K filed or to be filed with the SEC with respect to the transaction. These filings contain important information concerning the transaction and stockholders are urged to review these documents carefully. These filings may be accessed at www.sec.gov or by contacting Investor Relations at Documentum at (925) 600-6474.

In addition, stockholders of eRoom will receive an information statement and other information relating to the transaction and the solicitation of their approval of the transaction. eRoom stockholders are urged to review this information carefully before voting on this matter.

Documentum and the Documentum logo are trademarks or registered trademarks of Documentum, Inc. in the US and throughout the world. All other company and product names are used for identification purposes only and may be trademarks of their respective owners. Documentum cannot guarantee completion of any future products or product features mentioned in this document, and no reliance should be placed on their availability. Printed in the U.S.A.

###

Filed by Documentum, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: eRoom Documentum Commission File No.: 000-27358

(EROOM TECHNOLOGY LOGO)

External

Questions and Answers About Documentum’s Acquisition of eRoom
Technology, Inc.

1.	What is the announcement?

Documentum today announced that it has signed a definitive agreement to acquire eRoom Technology, Inc. By acquiring eRoom, Documentum is accelerating delivery of the industry’s first fully integrated collaborative enterprise content management (ECM) solution. Given the growing demand for integration between collaboration and content, the two companies joining forces is a natural move that will deliver high-value collaborative content solutions to customers. The acquisition is expected to close in December 2002, subject to customary closing conditions.

2.	Who is eRoom?

Based in Cambridge, Massachusetts, eRoom is a leading provider of extended enterprise collaborative software and services. eRoom Technology focuses exclusively on providing Internet collaboration solutions to the extended enterprise. eRoom’s award-winning technology is very complementary to Documentum’s ECM offering. The eRoom digital workplace allows organizations to quickly assemble a project team wherever people are located and manage the collaborative activities that drive the design, development and delivery of their products and services. The company has more than 1,000 customers, including Aventis, Bausch & Lomb, FleetBoston, Ford Motor Company and the U.S. Department of Energy.

3.	Who is Documentum?

Based in Pleasanton, California, and founded in 1990, Documentum is the leading provider of enterprise content management solutions to more than 1,600 of the largest businesses in the world. The Documentum ECM platform brings intelligence and automation to the creation, management, delivery and archival of vast quantities and types of content — documents, Web pages, XML files, rich media, fixed content — in one common content platform and repository.

4.	What were the strategic considerations for the eRoom transaction, and how does eRoom differ from the Collaboration Edition that Documentum recently announced?

In July 2002, Documentum announced plans to deliver the Documentum Collaboration Edition in the first half of 2003. At the same time, eRoom was building an integration with the Documentum platform, in response to similar customer and partner demand. Both companies recognized the power of a combined offering and decided to join forces to take advantage of new market opportunities and accelerate delivery of a fully integrated collaborative ECM offering. In addition to offering complementary products and technologies, we believe that bringing together the two companies offers the opportunity for revenue and margin expansion for the joint entity.

5.	What products does eRoom offer?

eRoom offers three products and services. The eRoom digital workplace, the company’s flagship collaborative application, is used by more than 1,000 companies. eRoom Real Time Services (RTS), the integrated real-time component of the eRoom digital workplace, provides tools for real-time meetings, presentations and collaboration. eRoom.net and eRoom Hosted Enterprise are the hosted offerings for eRoom, providing subscription-based hosted digital workplace solutions.

6.	What products does Documentum offer?

Documentum offers the Documentum Enterprise Content Management platform, the only ECM solution that offers unified content services for enterprise document management (EDM), Web content management (WCM), digital asset management (DAM) and fixed content management (FCM) — records, reports and scanned images — in a single, integrated platform. Unlike other content management solutions that support limited content types, Documentum delivers unified content management services and a common repository for all types of content, across the entire extended enterprise.

7.	What are the plans for product integration?

The eRoom digital workplace can be integrated today with Documentum to allow sharing of content in the Documentum repository within the eRoom digital workplace. An out of the box integration is already in development and will be available in early 2003. Upon completion of the acquisition, Documentum will sell the eRoom products in addition to its ECM products through the combined sales channel. In the future, additional enhancement of both sets of products will continue and tighter integration between them will be developed.

8.	Will the eRoom name be kept?

eRoom will be merged with a newly formed subsidiary of Documentum and become a wholly owned subsidiary of Documentum.

9.	How will customers benefit from this merger?

The joint Documentum and eRoom collaboration solution will offer customers a broadened spectrum of structured and ad hoc, real time and anytime collaboration functions, integrated with the most powerful ECM platform for storing, managing and leveraging corporate knowledge. With the combined offering, customers will have access to tools for collaborative content applications and for content-centric and collaboration-centric applications; each supported, leveraged and extended by the other. The joint Documentum and eRoom solution will enable companies to achieve faster project completion, improved individual and team productivity, sharing and leveraging of best practices, and optimal use and re-use of corporate content assets.

10.	How does this merger set Documentum and eRoom apart from its competitors?

With the combination of Documentum’s and eRoom’s products and technology, the combined companies will be able to offer a market leading solution, offering a collaborative ECM platform that addresses the spectrum of collaboration and content management requirements. The new offering goes beyond stand-alone collaboration, now enhanced with a rich content repository and publishing services to extend the value of collaborative content. The new offering extends ECM with industry-leading collaborative tools and services to extend collaboration to all types of business processes. Together, the two companies will be able to offer ECM — with the ability to power new collaboration-centric and content-centric applications.

11.	Who are eRoom’s main competitors?

eRoom’s chief competitors in the collaboration space were in-house built solutions or services-based companies building custom solutions and niche software providers. Other competitors include Lotus QuickPlace, Microsoft SharePoint Team Services, Open Text LiveLink, and Groove Networks Workspace.

12.	Who are Documentum’s main competitors?

Documentum’s primary competitors in the content management space include Open Text and FileNet in the document management space, Vignette and Interwoven in the web content management space and Artesia in the digital asset management space. Documentum provides the only ECM solution that offers unified content services for enterprise document management (EDM), web content management (WCM), digital asset management (DAM) and now fixed content management (FCM) — records, reports and scanned images — in a single, integrated platform. Unlike other content management solutions that support limited content types, Documentum delivers fully integrated content management services and an integrated repository for all types of content, across the entire extended enterprise.

13.	Will the merger add new geographic offices to Documentum?

Yes. eRoom’s strong presence on the US east coast bolsters Documentum’s east coast presence. Beyond Documentum’s 28 offices around the globe, eRoom adds new offices in Detroit, Michigan; Dallas, Texas; San Francisco, California; Atlanta, Georgia; Washington, D.C., and Düsseldorf, Germany. In addition, eRoom’s corporate headquarters in Cambridge, Massachusetts will be maintained and will house the collaboration business unit of Documentum.

14.	What is collaborative content management?

Collaborative content management is the combination of collaboration and content management. It allows employees, partners and customers to work together in a natural and easy-to-use environment, with the ability to capture and manage the outcome of this work as it is being conducted.

15.	How is collaborative content management different from Documentum’s Collaboration Edition announcement on July 30, 2002?

The joint offering will significantly accelerate the maturity and breadth of our collaboration edition product announced at the end of July. In addition to Documentum’s experience with project-based collaboration with its iTeam product, Documentum’s recent Team Manager launch exposed our strategy to extend our ECM capabilities and touch-points through inter-enterprise collaboration. eRoom’s market leadership and strategic vision significantly enhances Documentum’s ability to fulfill and extend this vision.

16.	Based on this announcement, what is Documentum’s partnering position with Groove?

We will continue to partner with other solutions at customer request, however we will go to market with a tightly integrated, extended enterprise collaboration offering based upon this acquisition.

17.	How does this announcement affect the status of Documentum’s recently announced Team Manager?

Team Manager and the eRoom product suite will be rationalized as part of the integration process. Documentum will continue to support iTeam and Team Manager and provide a robust upgrade path for all existing and future customers.

18.	Why are the companies doing this merger now?

Both companies saw the potential benefit to combining forces to address the requirements existing within corporate customers around the unification of content-centric business processes with collaboration. In addition, many of eRoom and Documentum’s customers and partners requested a combined solution.

19.	When was the eRoom-Documentum transaction finalized?

The acquisition was signed on Thursday, October 3, 2002 and is scheduled to close in December 2002, subject to customary closing conditions and regulatory approvals.

20.	What are the financial terms of the transaction?

Documentum will issue approximately 7.7 million shares of its Common Stock and pay approximately $12.6 million in cash for all of the outstanding shares of eRoom’s capital stock, based upon eRoom’s current capitalization. In addition, Documentum will reserve approximately 1.7 million shares of its Common Stock for issuance upon exercise of eRoom stock options being assumed in the acquisition.

21.	What will Documentum’s cash on hand be after the acquisition?

Documentum will disclose all of its financial results, including income statement and balance sheet, in its regularly scheduled earnings release on October 24, 2002.

22.	What are Documentum’s projected Q3 quarterly revenues and profits?

Documentum has pre-announced its Q3/2002 earnings coincidently with the acquisition announcement. For details, please refer to the separate release issued October 3, 2002 on Documentum’s Q3 earnings.

23.	What is eRoom’s estimated revenue for Q3? For the year?

Documentum and eRoom are not disclosing eRoom’s financial information as eRoom was a private company not subject to public company reporting requirements.

24.	Will the combined companies begin reporting quarterly earnings in Q4?

Following the closing of the acquisition, which is scheduled for December 2002, the companies will release statements of combined earnings for Q4, 2002 and going forward; however, it should be noted that since eRoom will not be part of Documentum for all of Q4, 2002, Documentum’s results will only reflect eRoom’s results prior to the closing.

25.	Does the deal require additional shareholder approval?

The deal is subject to the approval of eRoom’s shareholders. A majority of eRoom’s shareholders have already agreed to vote in favor of the deal. The shareholders of Documentum are not required to approve the transaction.

26.	What happens to eRoom stock options?

Documentum will assume all of eRoom’s employee stock options. The stock options will become exercisable for Documentum common stock. The exercise price of the stock options and the number of shares for which they are exercisable will generally be adjusted based on the exchange ratio in the deal.

27.	What conditions, if any, might cause the completion of the acquisition not to occur?

The completion of the acquisition is subject to customary government approvals and other customary closing conditions. For a complete description of these closing conditions, please see the Agreement and Plan of Reorganization that governs the merger. This Agreement has been, or will be shortly, filed by Documentum with the Securities and Exchange Commission and can be accessed at the SEC’s website at: http://www.sec.gov.

28.	Is there a break-up fee on either party’s part in case the transaction doesn’t close?

No.

29.	Could eRoom have survived as a stand-alone company?

Both companies view this combination as strategically superior to stand-alone alternatives. This was a combination of strength, bringing together the leaders in two categories.

30.	Have the boards of directors of Documentum and eRoom approved of the transaction?

Yes, both boards of directors have approved the transaction.

31.	Who were the financial advisors for each company?

Documentum was advised by Goldman Sachs & Co. and eRoom was advised by Thomas Weisel Partners.

32.	How can I learn more about this announcement?

If you have additional questions, please visit www.documentum.com, email salesinfo@documentum.com or contact your Documentum account manager.

33.	Who should I call if I have questions?

If you have additional questions, please visit www.documentum.com, email salesinfo@documentum.com or contact your Documentum account manager.

###

In addition to historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties including statements regarding the expected closing of the acquisition of eRoom, the timing of the closing, and the expected benefits, synergies, and integration of the acquisition. The company’s future actual results could differ materially from the forward-looking statements discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, the risks that the necessary government approvals to the acquisition may be obtained, that the other closing conditions to the acquisition may not be satisfied, that the companies will not be able to integrate their products, operations and business effectively, that the companies’ customers, suppliers and employees will not support the acquisition, and the other general risks of acquisitions. These factors also include those discussed from time to time in the company’s public reports filed with the Securities and Exchange Commission, such as those under “Risk Factors” included in the company’s quarterly report on Form 10-Q for the quarter ended June 30, 2002 and its annual report on Form 10-K for the fiscal year ended December 31, 2001 (as amended on August 29, 2002) as well as the company’s other public reports filed with the Securities and Exchange Commission. The company undertakes no obligation to update or revise these forward-looking statements.

For more information on this transaction please see Documentum’s filings with the Securities and Exchange Commission, including the Form 8-K filed or to be filed with the SEC with respect to the transaction. These filings contain important information concerning the transaction and stockholders are urged to review these documents carefully. These filings may be accessed at www.sec.gov or by contacting Investor Relations at Documentum at (925) 600-6474.

In addition, stockholders of eRoom will receive an information statement and other information relating to the transaction and the solicitation of their approval of the transaction. eRoom stockholders are urged to review this information carefully before voting on this matter.

Documentum and the Documentum logo are trademarks or registered trademarks of Documentum, Inc. in the US and throughout the world. All other company and product names are used for identification purposes only and may be trademarks of their respective owners. Documentum cannot guarantee completion of any future products or product features mentioned in this document, and no reliance should be placed on their availability. Printed in the U.S.A.

Filed by Documentum,Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: eRoom Documentum Commission File No.: 000-27358

Collaboration and content management have become high priorities for businesses of all sizes. But despite the large overlap in function and purpose between these technologies, many organizations still purchase and use these systems independently. This is largely true because integration does not exist between the two technologies.

An integration between collaboration and content management would bring the benefits of collaboration to the entire enterprise and make content — the by-product or result of collaboration — available to anyone who might need access to it. The integration would also enable employees, partners, and customers to work together in a natural and easy-to-use environment, with the ability to capture and manage the outcome of work as it’s being conducted.

Announcing Documentum’s Acquisition of eRoom

Documentum, the leader in enterprise content management (ECM), has signed a definitive agreement to acquire eRoom Technology, a leader in extended enterprise collaboration (EEC) software. This is a strategic move that brings together two leaders in their respective markets and will deliver a combined set of technologies that makes each solution more powerful on its own while delivering an integrated platform for collaboration and content management. The acquisition is expected to close in December and is subject to customary closing conditions.

A Perfect Fit for Today’s Business Requirements

With the combination of eRoom and Documentum, organizations will have access to an award-winning and easy-to-use digital workplace solution integrated with the industry’s leading enterprise content management (ECM) platform. The combined product offerings will enable organizations to:

•	Accelerate the time it takes to generate and refine ideas, make decisions, and create information

•	Provide a highly productive environment for bringing together distributed teams

•	Capture and retain highly valuable institutional knowledge

•	Improve knowledge retention and dramatically reduce the efforts and costs associated with creating or re-creating information

With this acquisition, Documentum will be able to provide a complete enterprise-class collaboration solution that enables team members to easily collaborate on any type of content from any application, and then share the results of their collaboration with employees, partners, and customers as part of a secure, robust, enterprise-wide repository. Together, Documentum and eRoom will offer a new standard for enterprise content management and collaboration, providing a single place where people, processes, and content come together.

In addition to historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties including statements regarding the expected closing of the acquisition of eRoom, the timing of the closing, and the expected benefits, synergies, and integration of the acquisition. The company’s future actual results could differ materially from the forward-looking statements discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, the risks that the necessary government approvals to the acquisition may be obtained, that the other closing conditions to the acquisition may not be satisfied, that the companies will not be able to integrate their products, operations and business effectively, that the companies’ customers, suppliers and employees will not support the acquisition, and the other general risks of acquisitions. These factors also include those discussed from time to time in the company’s public reports filed with the Securities and Exchange Commission, such as those under “Risk Factors” included in the company’s quarterly report on Form 10-Q for the quarter ended June 30, 2002 and its annual report on Form 10-K for the fiscal year ended December 31, 2001 (as amended on August 29, 2002) as well as the company’s other public reports filed with the Securities and Exchange Commission. The company undertakes no obligation to update or revise these forward-looking statements.

For more information on this transaction please see Documentum’s filings with the Securities and Exchange Commission, including the Form 8-K filed or to be filed with the SEC with respect to the transaction. These filings contain important information concerning the transaction and stockholders are urged to review these documents carefully. These filings may be accessed at www.sec.gov or by contacting Investor Relations at Documentum at (925) 600-6474.

In addition, stockholders of eRoom will receive an information statement and other information relating to the transaction and the solicitation of their approval of the transaction. eRoom stockholders are urged to review this information carefully before voting on this matter.

Documentum and the Documentum logo are trademarks or registered trademarks of Documentum, Inc. in the US and throughout the world. All other company and product names are used for identification purposes only and may be trademarks of their respective owners. Documentum cannot guarantee completion of any future products or product features mentioned in this document, and no reliance should be placed on their availability. Printed in the U.S.A.

Filed by Documentum, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: eRoom Documentum Commission File No: 000-27358

Uniting the World Through Content Dave DeWalt CEO and President Documentum, Inc. Mark Garrett EVP and CFO Documentum, Inc. Jeffrey Beir President and CEO eRoom Technology Inc.

Agenda Q3 Financial Results Documentum/eRoom Deal Structure Strategy & Specifics Q&A

Safe Harbor Statement In addition to historical information contained herein, this presentation contains forward-looking statements that involve risks and uncertainties. The company's future actual results could differ materially from the forward-looking statements discussed herein as a result of contracts failing to close as expected, failure of contracts to meet revenue recognition rules, and other factors detailed in the company's Annual Report on Form 10-K. Factors that could cause or contribute to such differences include, but are not limited to, those discussed from time to time in the company's public reports filed with the Securities and Exchange Commission, such as those under "Risk Factors" included in the company's annual report on Form 10-KA for the fiscal year ended December 31, 2001, and the company's quarterly report on Form 10-Q for the quarters ended March 30, 2002 and June 30, 2002. The company undertakes no obligation to update or revise these forward-looking statements.

Quarterly Revenue $50M $50M $54M $55M-56M Q4 '01A Q1 '02 A Q2 '02A Q3 '02E License 25 25 27 0 Service 25 25 27 56 $50M $55-56M $50M $54M

Quarterly EPS Q4 '01A Q1 '02A Q2 '02A Q3 '02E EPS -0.04 -0.04 0.01 0.03 $.02 - $.04

Acquisition Financial Structure Tax-Free "Reverse Triangular" Merger 7.7 million shares of Documentum common stock, plus $12.6 million in cash, will be issued in exchange for all outstanding shares of eRoom. In addition, 1.7 million shares of Documentum common stock will be reserved for issuance upon exercise and conversion of options to purchase eRoom common stock Exchange ratio of 0.43 shares of Documentum issued in exchange for each outstanding share of eRoom stock Documentum will reserve a pool of additional options for issuance to key eRoom employees as determined jointly by the eRoom and Documentum management teams at the closing eRoom will operate as a separate business unit with Jeffrey Beir as Executive Vice President, Collaboration Business in charge of the business unit, reporting to Dave DeWalt, President and CEO of Documentum Closing anticipated in the first week of December following California Dept. of Corporations Review and eRoom stockholder meeting

Financial Perspective Approximately $9-9.5M revenue/quarter 195 employees worldwide, headquartered in Cambridge, Mass 1000+ customers $16M in cash, no debt Profitable and operating cash flow positive Without Cost and Revenue Synergies = "slightly" accretive to 2003 revenue and earnings results

The Documentum eRoom Briefing

The "Buzz" About Collaboration... ?Executives see collaboration paying off in two critical areas; top-line growth and bottom-line savings.? AMR Research, Collaboration Movies Up the Org Chart, May 2002 May 2002 May 2002 May 2002 May 2002 May 2002 ECM Delusions, Forrester Research, June 2002 ?We expect teamware to become a common interaction model for most knowledge workers will have access to teamware tools growing to 85% by 2006.? Mike Gotta, META Group During the coming 18- 24 months, team collaboration functionality will become widely regarded as an integral part of applications and platforms such as enterprise content management. ? Erica Rugullies, Giga Information Group

Re-Defining Enterprise Content & Collaboration Management ENTERPRISE CONTENT MANAGEMENT Documents Spreadsheets Contracts Drawings HTML SGML WML XML Reports Records Scanning Imaging Final Form Storage Images Sound Video Presentations DOM IDAR DAM WCM EDM documents web rich media fixed content Project Discussions Desktop Sharing Online Meetings CCM collaboration content Collaboration Services

Increasing the Size of the Addressable Market Few Few Criteria Core to our business Sustainable advantage Differentiable # of Applications and Uses # of Users Many Many 2 Years Ago WCM / EDM 3 Yrs Ago EDM Today Collaborative ECM WCM, DAM, EDM DOM / IDAR Collaborative Content 1 Year Ago ECM WCM / EDM / DAM

The Collaborative Marketplace Real Time Process Centric Project Centric Across the Extended Enterprise Examples of Collaboration New product development Contract management Project management Proposal development Design collaboration

Powering Enterprise Applications ?? ?? Collaborative Framework Enterprise Content Management Repository ERP CRM Portals Web Sites Collab- oration Create (all types) Manage (all processes) Deliver (all channels)

Collaboration Pulls Content Management Enterprise applications pull content management ERP CRM Portal Content Web Sites UI Framework Taking more of a portal sales opportunity Collaboration UI Framework Content Management Content Applications Packaged Solutions Developer Services Unified Content Services Industry Solutions

The Combined Strength of Documentum and eRoom

- **Target Closing:** Q4, 2002
- **Company Name:** Documentum
- **Customers:** 1600+ Documentum customers unite with 1000+ eRoom customers. 4M Documentum seats converge with 1M+ eRoom seats
- **Employees:** 950 Documentum employees join forces with 195 eRoom employees
- **Partners:** BEA, SAP, Oracle, IBM, PWC, Citrix, EDS, FCG, Hewlett Packard, PeopleSoft, Plumtree, RSA, SAP, Epicentric, Siebel, Deloitte Consulting
- **President & CEO:** Dave DeWalt
- **NASDAQ:** DCTM

eRoom Technology, Inc.

Proprietary and Confidential - 15

documentum

Uniting Two Market Leaders!

Gartner



Challengers
Leaders
Niche
Visionaries
Ability to Execute
Completeness of Vision
IBM
Microsoft
eRoom
Open Text
Hummingbird
Intraspect
Groove
SiteScape
iManage
Hyperwave
divine
IntraLinks
FlyPaper
GroupServe
Zaplet
Copernus
Tomoye
ThinkSmith
Endeavors

ovum



Leaders
Emerging
Market position
Narrow
Broad
Breadth of ECM scope
IBM
Open Text
FileNET
Documentum
Interwoven
Vignette
BancTec
Stellent
Hummingbird
BroadVision
Microsoft
Divine
Source: e-Knowledge@Ovum

Proprietary and Confidential - 16

Combined Synergy & Strength…

documentum

- **Leading provider of Enterprise Content Management**
- Robust, Scalable Platform for development of content applications…15,000+ developers, 500+ partners
- Vertical Go-to-Market Strategy
- **Sales** – primarily direct sales
- **1600+ customers**…across all industries; life sciences, government, financial services, process manufacturing, energy, publishing, high tech, telecom, media & entertainment, CPG & retail, travel & leisure
- **Cumulative licenses sold:** 4M

eRoom Technology, Inc.

- **Leading Provider enterprise collaboration software & services**
- Easy to Use, Easy to Deploy Collaborative applications
- **Sales** – Direct, OEM & ASP
- Vertical Got-to-Market Strategy
- **700+ customers**… professional services, large manufacturing, high tech, process manufacturing, telecom, life sciences, financial services, & government.
- **300+ ASP** customers
- Significant Domain Knowledge and Strong Team
- **Cumulative licenses sold:** 1M

Proprietary and Confidential - 17

Revenue Synergies Cross Sell Opportunities Product Development Planning and Infra- structure Service Research Planning & Infrastructure Purchasing Sales & Marketing Production Research & Development Distribution Up Sell Opportunities New Sell Opportunities New Accounts... Global 2000 and Mid-size Companies Complimentary Channel Strategies... Department to Enterprise New Target Industries... e.g. Professional Services Organizations

eRoom Customers...Cross Sell Opportunities eRoom Customers...Cross Sell Opportunities Financial Services Manufacturing Manufacturing Manufacturing Life Sciences Government Government Professional Services Other

Documentum Customers...Cross Sell Opportunities Travel & Leisure Government Other Media & Entertainment Publishing CPG & Retail Process Manufacturing Telecom High Tech Discrete Manufacturing Pharmaceutical

Partner Leverage Opportunities Partner Leverage Opportunities Partner Leverage Opportunities Partner Leverage Opportunities Technology Partners MSPhotoEd.3

Briefing Summary Unites Category leaders! Award-winning, easy to use and deploy meets enterprise and scalable Increases addressable market and expands market opportunities Accelerates growth in new & existing markets Provides significant up-sell and cross-sell opportunities in installed base Provides significant "new-sell" opportunities Offers new entry into the enterprise Financial synergies Revenue & margin expansion Expands sales channels New OEM opportunities Viral product

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